David W. Braswell Direct T 314.552-6631 F 314.612.2229 dbraswell@armstrongteasdale.com

October 20, 2014

Correspondence Filing via EDGAR

Mr. Tom Kluck Legal Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:                             Peak Resorts, Inc.

Draft Registration Statement on Form S-1

Submitted September 12, 2014

CIK No. 0001517401

Dear Mr. Kluck:

On behalf of Peak Resorts, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced submission (the “Draft Registration Statement”), as required by your letter of October 11, 2014 to Mr. Timothy D. Boyd. Our responses are numbered to correspond with the numbered comments contained in the October 11, 2014 letter.  For your convenience, we have repeated the Commission’s comments in bold below before each of our responses.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Answer:

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company has been informed by the underwriters

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that none of the brokers or dealers participating in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications or research reports to the Staff as requested.

2.                                      Please provide updated support for all quantitative and qualitative data used in your registration statement.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Answer:

The Company has supplementally provided the Staff with support for all quantitative and qualitative data used in the Draft Registration Statement and the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 20, 2014. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

Summary of the Offering, page 12

3.                                      We note your response to comment 1 of our letter dated August 8, 2011.  It appears that you have removed the disclosure contained in your response to this comment.  Please revise to provide the disclosure originally provided in response to this comment.  Additionally, with a view to disclosure, please demonstrate to us that you have a reasonable basis for concluding that you expect to have earnings and cash flows sufficient to cover the projected dividend.  We may have further comment.

Answer:

Certain portions of the disclosure provided in response to the Staff’s comment in its letter dated August 8, 2011 have been included in the Draft Registration Statement and Registration Statement.  The Company has included in the Registration Statement the remaining disclosure originally provided in response to the August 8, 2011 comment as follows:

•                  Page 14

We intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $• per share. We intend to pay the first dividend in •, which will include an amount on a pro-rated basis for the period from the effective date of this offering to • and, thereafter, to pay dividends on a quarterly basis. There can be no guarantee that we will be able to pay dividends at this rate, or at all, in the future. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend upon many factors, including our actual operating results financial condition, capital requirements, contractual restrictions, restrictions in our debt agreements and other factors deemed relevant by our board of directors. Distributions treated as dividends that are received by individual holders of our common stock that are United States persons currently will be subject to a reduced maximum income tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. See “Dividend Policy” for additional details.

•                  Page 20

We may not be able to pay dividends on our common stock.

We intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $ • per share as described in the “Dividend Policy” section of this Prospectus. We cannot assure you that this initial dividend rate will be sustained or that we will continue to pay dividends in the future. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our actual results of operations, financial condition, capital requirements, contractual restrictions, restrictions in our debt agreements, economic conditions and other factors that could differ materially from our current expectations. For example, one of our existing debt agreements prohibits us from paying dividends on our common stock if a potential or actual event of default exists under the terms of the agreement. Furthermore, our results of operations and financial condition could be materially and adversely affected by the factors described in this “Risk Factors” section of the Prospectus, which could limit our ability to pay dividends in the future.

•                  Page 36

We intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $ • per share. We intend to pay the first dividend in •, which will include an amount on a pro-rated basis for the period from the effective date of this offering to • and, thereafter, to pay dividends on a quarterly basis. Based on our cash flow history and the savings on interest payments we will experience as a result of our application of the use of proceeds from this offering, we believe that we have a reasonable basis for setting the initial quarterly dividend rate at $ • per share.

Distributions treated as dividends that are received by individual holders of our common stock that are United States persons currently will be subject to a reduced maximum income tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

We cannot assure you that this initial dividend rate will be sustained or that we will continue to pay dividends in the future. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our actual results of operations, financial condition, capital requirements, contractual restrictions, restrictions in our debt agreements, economic conditions and other factors that could differ materially from our current expectations. For example, one of our existing debt agreements prohibits us from paying dividends on our common stock if a potential or actual event of default exists under the terms of the agreement.

Our historical results of operations, including cash flow, are not indicative of future financial performance. Our actual results of operations could differ significantly from our historical results of operations and will be affected by a number of factors, including weather during the ski season, our ability to compete with other ski areas and leisure activities, our ability to maintain leases and permits for certain of our ski areas, the success of future acquisitions, compliance with environmental regulations, renovations and other planned and unplanned capital expenditures and the performance of management. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

•                  Page 95

We intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $ • per share. We intend to pay the first dividend in •, which will include an amount on a pro-rated basis for the period from the effective date of this offering to • and, thereafter, to pay dividends on a quarterly basis. There can be no guarantee that we will be able to pay dividends at this rate, or at all, in the future.

In addition, the Company hereby represents to the Commission that: (i) the Company has disclosed in the Registration Statement all significant cash commitments for the next 12 months; (ii) such disclosed cash commitments will not impair the Company’s ability to pay dividends to holders of its common stock at the anticipated dividend rate during the next 12 months; and (iii) the Company is not aware of any additional significant cash commitments that would impair the Company’s ability to pay dividends to holders of its common stock at the anticipated dividend rate during the next 12 months.

Risk Factors, page 16

Our business requires significant capital expenditures ..., page 20

4.                                      Please disclose whether there are any limits on the amount of leverage you may incur.

Answer:

Our organizational documents and debt instruments do not limit the amount of leverage that we may incur. We have added the following risk factor to the Registration Statement.

We are not limited in the amount of leverage that we may occur.

Our organizational documents and debt instruments do not limit the amount of indebtedness that we may incur. As a result, we may become more highly leveraged in the future, without stockholder approval, which could materially adversely affect our cash flow and our ability to pay dividends on our common stock. Higher leverage levels will also increase the risk of default on our obligations, which could adversely affect our financial condition.

Cancellation of the Immigrant Investor Program ..., page 21

5.                                      We note your disclosure that you have been advised by the State of Vermont that you will need to relocate your water reservoir.  To the extent material, please provide separate risk factor disclosure to address any risks associated with this and whether any of your other facilities may be subject to similar actions in the future.  Additionally, in an appropriate section, please disclose the amount you anticipate spending and when you anticipate completing the relocation.

Answer:

The State of Vermont has notified the Company that it must relocate the water reservoir located at the Mount Snow resort in order to sustain the natural habitat of a certain fish so that the species can reproduce.  This is the first time, to the Company’s knowledge, that the State of Vermont has made such a request.  Given this unique circumstance, the Company does not believe that there is any material risk that reservoirs at its other resorts may be subject to similar actions in the future.

The State of Vermont has approved the Company’s plans to fund the relocation of the water reservoir—the West Lake Project—through the EB-5 program discussed in the Draft Registration Statement and Registration Statement.  The Company has disclosed in the risk factor referenced in this Comment 5 the risks associated with the failure to fully-subscribe the EB-5 offering.  Specifically, the Company has disclosed that if the EB-5 offering was not successful, it would have to seek alternative financing which may, or may not, be available on favorable terms or at all.  Failure to obtain alternative financing could result in the cancellation of the West Lake Project.

The State of Vermont has not provided the Company with a deadline by which the reservoir must be relocated, nor has it informed the Company of the consequences resulting from the failure to complete the relocation.  Because the State of Vermont is aware of the Company’s efforts to fund the West Lake Project through the EB-5 program, and has approved the West Lake Project through the State of Vermont Regional Center, the Company does not believe that there are any additional material risks with respect to the relocation of the West Lake reservoir.

The Company has revised the risk factor referenced in this Comment 5 in the Registration Statement to include additional details relating to the amounts the Company anticipates spending on the Mount Snow development projects, including the West Lake Project, as follows (see underlined disclosure:

Cancellation of the Immigrant Investor Program or our failure to successfully raise capital under the program’s guidelines could adversely affect our ability to execute our growth strategy and improve our resorts.

Developing our resort at Mount Snow and continuing to improve our resorts overall are significant elements of our growth strategy. In addition, we have been advised by the State of Vermont that we must relocate our water reservoir to help sustain the natural habitat of a certain species of fish. We intend to finance these developments—the Carinthia Ski Lodge Project and the West Lake Project—with funds raised under the U.S. government’s Immigrant Investor Program, commonly known as the “EB-5 program.” The EB-5 program was first enacted in 1992 to stimulate the U.S. economy through the creation of jobs and capital investments in U.S. companies by foreign investors. In turn, these foreign investors are, pending petition approval, granted visas for lawful residence in the U.S. Under the EB-5 program, a limited number of visas are reserved for such foreign investors each year.

The Carinthia Ski Lodge Project includes the construction of Carinthia Ski Lodge, and the West Lake Project includes the construction of a new water storage reservoir for snowmaking with capacity of up to 120 million gallons.  We are currently conducting an offering to raise $52.0 million to fund the Carinthia Ski Lodge Project and the West Lake Project, $13.0 million of which has been committed as of the date of this Prospectus. To the extent that the offering is not fully-subscribed and less than the $52 million is raised, we will allocate up to the first $30 million to the development of the West Lake Project. If and when subscriptions exceed $30 million, the next $22 million will be allocated to the Carinthia Ski Lodge Project.

The current EB-5 program as it relates to the Regional Center Pilot Program term expires on September 30, 2015. Though the program has been regularly reinstated since its inception in 1992, there is no guarantee that it will be reauthorized upon the expiration in 2015. Furthermore, we cannot guarantee that we will successfully raise sufficient funds under the EB-5 program in order to complete the Carinthia Ski Lodge Project or West Lake Project, or implement future plans to improve our resorts. In either of those cases, conventional financing options, such as loans, may prove too costly or may not be available, which could result in cancellation of our development and improvement plans and have a material adverse effect on our business. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Significant Uses of Cash” for further details about the EB-5 program and Mount Snow development projects.

Furthermore, the Company has included an estimated completion date for the Mount Snow development projects, including the West Lake Project, on page 54 of the Registration Statement, as follows (see underlined disclosure):

As of the date of this Prospectus, we have commitments for $13.0 million in Partnership investments, $9.9 million of which has been funded and is being held in escrow. The first investor’s I 526 Petition was filed in May 2014 and is pending approval by the USCIS, which we expect will occur by the end of calendar 2015 in line with the typical approval timeline. As such, we intend to release funds from escrow and commence the Projects in the second half of calendar year 2015.  If the Projects commence in the second half of calendar year 2015 and plans occur as scheduled, we estimate that the Projects will be completed by the end of calendar year 2016.

Use of Proceeds, page 32

6.                                      We note that you intend to use the proceeds from this offering to repay outstanding debt and to use the remaining proceeds for working capital and general corporate purposes.  Since you appear to have no specific plans for the use of a substantial portion of the proceeds from this offering, please describe the principal reasons behind the timing and size of the offering.  In the alternative, please discuss in more detail how the proceeds from this offering will be used.  Refer to Item 504 of Regulation S-K.

Answer:

The Company has revised the “Use of Proceeds” section of the Registration Statement to include a more detailed discussion of how the Company intends to use the proceeds from the offering, as follows:

We estimate that we will receive net proceeds of approximately $ • million from the sale of • shares of our common stock in this offering, assuming an initial public offering price of $ • per share, the mid-point of the estimated price range set forth on the cover page of this Prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In October 2014, we entered into a non-binding letter of intent with EPR providing for the prepayment of a portion of our outstanding debt, as described below.

More specifically, we intend to use approximately $42.9 million of the net proceeds from this offering for repayment of a portion of the outstanding debt relating to the development of our Mount Snow ski area. On April 4, 2007, we and our subsidiary Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available under such loan to $41.0 million (the “Development Loan”). The outstanding balance under the Development Loan accrues interest at a rate of 10.00% annually and matures on April 1, 2016.

We intend to use approximately $12.5 million of the net proceeds for repayment of a portion of the outstanding debt relating to our acquisition of the Attitash ski area. On April 4, 2007, we and our subsidiary, L.B.O. Holding, Inc., as borrowers, entered into a promissory note in favor of EPT Mount Attitash, Inc., as lender, in the amount of $15.7 million. As of July 31, 2014, the outstanding balance under this promissory note accrues interest at a rate of 10.93% and matures on April 3, 2027.

We intend to use approximately $11.0 million of the net proceeds for repayment of a portion of the outstanding debt incurred principally to pay off debt secured by Crotched Mountain. On March 10, 2006, our subsidiary SNH Development, Inc., as borrower, entered into a promissory note in favor of EPT Crotched Mountain, Inc., as lender, in the amount of $8.0 million, which was amended on July13, 2012 to increase the funds available to approximately $11.0 million. As of July 31, 2014, the outstanding balance under this promissory note accrues interest at a rate of 10.27% and matures on March 10, 2027.

We intend to use approximately $9.5 million of the net proceeds to repay a portion of the outstanding debt due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender.  On October 30, 2007, the borrowers entered into a promissory note in favor of EPT Ski Properties, Inc. in the amount of $31.0 million, which was later modified to increase the amount available under the Amended and Restated Credit and Security Agreement to approximately $56.0 million. As of July 31, 2014, the outstanding balance under this promissory note accrues interest at a rate of 9.98% and is due on October 29, 2027.

Pursuant to the terms of the non-binding letter of intent with EPR, we intend to use $5.0 million of the offering proceeds to pay a defeasance fee to EPR in connection with our debt prepayment.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Recent Developments” for additional details relating to the proposed restructuring.

We intend to use approximately $0.4 million of the offering proceeds to acquire the portion of the land underlying Crotched Mountain that we lease.

The remaining proceeds will be used for working capital and general corporate purposes.

Pending these uses, we plan to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest bearing investment grade securities. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available.

7.                                      Please disclose the interest rate and maturity of the debt that you intend to pay from the proceeds in this offering.  If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.  See Instruction 4 to Item 504 of Regulation S-K.

Answer:

The Company has included in the “Use of Proceeds” section of the Registration Statement a more detailed discussion of how the Company intends to use the proceeds from the offering, including disclosure of the interest rate and maturity applicable to each tranche of debt to be repaid and disclosure about the use of the proceeds of such indebtedness to be repaid.  See Response to Comment 6 above.

Financial Statements, page F-1

8.                                      In your next amendment, please update your financial statements and related disclosures to a date within 135 days of (i.e. not more than 134 days prior to) the date of the amendment.

Answer:

The Company has filed its unaudited consolidated balance sheets at July 31, 2014 and April 30, 2014 and unaudited consolidated statements of loss and retained earnings, statements of stockholders’ equity and statements of cash flows for the three-month periods ended July 31, 2014 and 2013 and related disclosures with the Registration Statement.

Note 5. Income Taxes, page F-16

9.                                      We note that you elected to terminate your subchapter S-corporation effective April 30, 2011.  Please tell us how your equity accounts reflect compliance with SAB Topic 4B relating to undistributed earnings on the date the S-corporation election was terminated.

Answer:

At the date of the S-corporation termination, the Company did not have undistributed
S-corporation earnings and determined that a reclassification between additional paid-in capital and retained earnings was not necessary. The Company has revised Note 5, “Income Taxes,” to the Consolidated Financial Statements as follows (see underlined disclosure):

Prior to April 30, 2011, the effective date of the Company’s election to terminate its subchapter S-corporation election, federal income taxes and most state income taxes were the personal responsibility of the Company’s stockholders. At the date of the S-corporation termination, the Company did not have undistributed S-corporation earnings. Under ASC Section 740-10-45-19, the Company is required to recognize, at the effective date of the aforementioned election, deferred income taxes for bases differences that exist between the carrying value of its assets and liabilities for financial reporting purposes and their bases for income tax purposes with the effect of recognition of those deferred taxes being included in income from continuing operations.

Note 13. Subsequent Events, page F-22

10.                               With respect to the lawsuit settled in August 2014 with the original promoter of the Company’s EB-5 program, please tell us the nature of this lawsuit and when it originated.

Answer:

On September 5, 2013, the Company and one of its subsidiaries entered into an agreement with a promoter (the “Promoter”) relating to certain services that the Promoter agreed to provide to the Company in connection with the Company’s EB-5 program.  The parties worked together on the EB-5 project until October 2013, when the Company received notice from the State of Vermont Regional Center that it would not approve the EB-5 program if the Promoter remained involved based on the Regional Center’s view that the Promoter was engaging in unfair and deceptive marketing practices relating to EB-5 projects.  The Company attempted, unsuccessfully, to meet with the Promoter to discuss termination of the relationship.  The Promoter filed an arbitration petition alleging that the Company breached the agreement between the parties, asserting various claims relating to, among other matters, the use of work product, exclusivity and scope of work.  During the arbitration proceedings, the Company asserted various defenses against each of these claims.

In August 2014, the Company entered into a settlement agreement with the Promoter pursuant to which the Company agreed to pay the promoter $700,000 in the aggregate, $100,000 of which was paid in August 2014 and the remainder of which will be paid as follows: $250,000 in April 2015; $100,000 in August 2015; and $250,000 in April 2016.

Part II: Information Not Required In Prospectus, page II-1

Exhibits, page II-6

11.                               Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

Answer:

The Company has filed all exhibits, or forms thereof as indicated, with the exception of the Form of Underwriting Agreement (Exhibit 1.1) and each of the Executive Employment Agreements by and between the Company and each of its executive officers (Exhibits 10.46, 10.47 and 10.48) with the Registration Statement. The Company intends to file the remaining exhibits as promptly as possible with an amendment to the Registration Statement.

****************

If you should have any questions or require further information regarding this matter, please contact the undersigned at (314) 552-6631.

Sincerely,

/s/ David W. Braswell

David W. Braswell

cc:                                William Demarest/Securities and Exchange Commission

Dan Gordon/Securities and Exchange Commission

Stacie Gorman/Securities and Exchange Commission

Timothy D. Boyd/Peak Resorts, Inc.